

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2012

Via E-mail
Darrell C. Sherman, Esq.
Vice President and General Counsel
Taylor Morrison Home Corporation
4900 N. Scottsdale Road, Suite 2000
Scottsdale, AZ 85251

> **Re: Taylor Morrison Home Corporation**
> **Registration Statement on Form S-1**
> **Filed December 05, 2012**
> **File No. 333-185269**

Dear Mr. Sherman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range,

maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

4. We encourage you to file all exhibits with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness.

5. Please supplementally provide supporting documentation for all of the statistical and similar disclosure you make in your prospectus. For example, we refer you to the statements on page one and throughout your prospectus attributing information to Hanley Wood regarding the revenues of public homebuilders in North America. Similarly, on the same page you state that you have a top-10 market share in 13 of your 16 markets. Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for these and similar statements in your prospectus. In addition, please tell us whether your source material is publicly available or whether you paid any compensation for the receipt of such information, including fees paid for reports you may have commissioned.

Prospectus Front Cover Page

6. Please remove the term "Joint Book-Running Managers" from the cover page. We will not object to the use of the term on the outside back cover page.

7. Please provide a concise statement addressing the lack of control that Class A investors will have over the control of management and the affairs of the company by virtue of the reorganization and the ownership that is consolidated in the TPG Entities, Oaktree and JH.

Prospectus Summary, page 1

8. Please provide support for the various statements regarding your competitive strengths that you make here and throughout this document. For example, among the bullet points on page 2, please provide support for your assertions that:

- your land is "attractively located;"

- you have a "strong presence;"

- you have a "deep knowledge" of your homebuyer customer base;

- and that you have a "reputation for quality and customer service."

  Please also substantiate similar statements throughout your prospectus, such as your reference on page five to having "local, long-lasting relationships with prominent land sellers, brokers and investors." If the statements are premised on management's belief, so indicate.

9. Throughout the prospectus, you make statements relating to your "strong balance sheet" and that you have "significant liquidity for growth." Please balance these statements with disclosure addressing your debt service obligations as it relates to the amount of debt outstanding on your balance sheet, which, at September 30, 2012, surpassed $790 million.

10. Please consider removing or rephrasing language throughout the prospectus that relies on unverifiable facts or unstated assumptions, such as the first sentence of the second paragraph on page five. There, you state that your "strategically focused geographic footprint ideally positions [you] to participate in the current US housing recovery." However, it is unclear whether current positive trends in the US housing market will continue, much less in which geographic areas such trends will be realized, or what position would be "ideal."

11. When presenting information that may tend to support your assertions, please place the information in the appropriate context. For example, on page five you include a table of the Case-Schiller composite 20 year-over-year price change for various markets. In light of the downturn in the housing market over the last five years, the 20 year-over-year measure may not be the most salient measure possible. The usefulness of this information is not apparent without an indication of how much of your inventory is located in each of the respective markets you include in this chart. Immediately below the table on page five you state that you have a top ten market share in 13 of your 16 markets. You do not indicate what your position is within these various markets, which markets constitute the 13, or what percentage of your inventory, either by numbers of homes or lots or by value, you hold within these markets. Similarly, on pages six and 119 you refer to the competitive advantage that you believe TMHF presents you. Yet, any advantage provided by TMHF is difficult to discern without information on which, or how many, of your competitors have captive mortgage units. Likewise, while you state that TMHF has a leading capture rate and a low sales cancellation rate among a given set of your peers, no comparator information is provided to give context to your 84% capture rate. Please revise your disclosure accordingly.

12. Please advise us as to why you believe that your website and your partnership with the Innoventions dream home in the Disneyland Resort in California places you at the forefront of directed-marketing strategies among your peers. Please provide a level of disclosure that supports those statements and describe the material terms of your partnership with the Disneyland Resort.

13. Please revise both the chart on page ten and the text under the subheading "Acquisition by the Principal Equityholders and Financing Transactions" on page 11, as well as throughout this prospectus where appropriate, to clarify the relationship between Taylor Morrison Communities, Inc. and Taylor Morrison Holdings, Inc.

14. The disclosure in the Prospectus Summary should be a balanced presentation of your business. Please balance the extensive description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans beyond the six bullet points on page 12.

Summary Historical and Pro Forma Consolidated Financial and Other…, page 15

15. Please revise your summary historical information, your selected historical information and your columnar presentations within MD&A so that they read consistently from left to right in the same chronological order as your historical financial statements. Refer to SAB Topic 11:E.

16. Please revise your financial data to include earning per Unit information for your pro forma income statements for the Year Ended December 31, 2011 and Nine Months Ended September 30, 2012.

Risk Factors, page 21

17. Please ensure that it is clear from your discussion how the risk addressed may affect you or the Class A common stock you are offering. Please refer to the following subheadings as examples:

- "[n]egative publicity may affect our stock price and business performance" on page 26;

- "[w]e may incur a variety of costs to engage in future growth or expansion of our operations or acquisitions or disposals of businesses, and the anticipated benefits may never be realized" on page 33;

- "[t]here is no existing market for our Class A common stock so the share price for our Class A common stock may fluctuate significantly" on page 40;

- "[f]ailure to establish and maintain effective internal control over financial reporting could have an adverse effect on our business, operating results and stock price" on page 42;

- "[i]f we raise additional capital through the issuance of new equity securities at a price lower than the initial public offering price, you will incur additional dilution" on page 43; and

- "[i]f securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our Class A common stock, the price of our Class A common stock could decline" also on page 43.

18. Please elaborate on the "smart growth" initiative that you refer to on page 29. Please indicate whether the initiative is being or is likely to be implemented, what it will consist of and the impact on your business.

19. On page 36, under the heading "[u]tility and resource shortages or rate fluctuations could have an adverse effect on our operations" you state that "[c]ertain areas in which we operate have historically been subject to utility and resource shortages." Please specify which areas you are referring to, and indicate what amount of your inventory may be affected by future utility and resource shortages.

Use of Proceeds, page 49

20. Please state the approximate amount of proceeds intended to be used for each purpose identified here. Revise to indicate generally the intended distribution of the proceeds among your subsidiaries. If you have no current specific plan for a significant portion of the proceeds, please state this. If any material amount of proceeds is to be used to discharge indebtedness, set forth the interest rate and maturity of the debt. Please see Instruction 4 to Item 504 of Regulation S-K. If you wish to reserve the right to change the use of proceeds, you may do so provided that the reservation is due to specific contingencies that you discuss and that you indicate the alternatives to such use. Please see Instruction 7 to Item 504 of Regulation S-K.

Capitalization, page 51

21. Please clarify for us here and on page 10 where TMHF will reside in your post-reorganization structure. To the extent that TMHF will be a wholly owned subsidiary of Taylor Morrison Home Corporation, it is unclear why you would exclude the debt of TMHF from your pro forma total debt, as indicated in footnote five to your capitalization table. Please advise or revise.

Unaudited Pro Forma Consolidated Financial Information, page 54

22. Ensure that your pro forma footnotes show precisely how you arrived at each adjustment amount with a discussion of any significant assumptions and estimates used to arrive at

the adjustment amounts. This should include the specific components that are included in the adjustments.

23. Please disclose how your pro forma financial statements have adjusted for the fact that your historical financial statements for TMM (a partnership) are not going to be indicative of the post-reorganization entity because TMHC is a corporation subject to tax. Please refer to SAB Topic 1:B.

24. Please tell us how you determined that adjustment (b) to eliminate management fees meets the requirements of Rule 11-02(b)(6) of Regulation S-X. Specifically, it is not clear how you determined that this adjustment is factually supportable. It appears that the cost savings you have reflected in your pro forma consolidated statement of operations related to the termination of this agreement may be based upon your expectation to incur less costs, rather than reliable documented evidence. Alternatively, please revise your pro forma consolidated statement of operations to remove this portion of the adjustment.

25. Please tell us how you determined that it is appropriate to eliminate net income attributable to the direct or indirect holders of partnership interest in TMM (other than TMHC), as described in adjustment (f). Please tell us how you determined that elimination of net income attributable to the direct or indirect holders of partnership interest in TMM is both factually supportable and directly attributable to your acquisition and financing transactions and the reorganization transactions. Refer to Rule 11-02(b)(6) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results…, page 63

26. Please consider revising this section to make it more accessible to readers. Your current organizational approach to this section, considering first one-year-on-year set of financial indicators, and then separately considering another year-on-year set, and so on, makes it more difficult for readers to compare the information you are presenting from period to period than if all of the information was presented as a whole and each indicator addressed serially for all years presented. Please see Section III.A of SEC Release 33-8350.

27. As currently written, MD&A is extremely repetitive, and also duplicative with much of the information contained in the notes to the financial statements. For example, the paragraph third from the bottom of page 65 is copied and pasted to the top of the following page. Excessive repetition obfuscates the disclosure you are required to provide pursuant to Item 303 of Regulation S-K. Please revise accordingly.

28. Much of MD&A appears to consist of restatements of the information presented in your financial disclosures. Please revise to provide appropriate insight into management's perspective on the development and future trajectory of the business. For example, there is no analysis of the changes in home closings gross margin and adjusted home closings

gross margin in the discussion of those figures on the bottom of page 73. The discussion merely consists of a restatement of the chart immediately above. Similarly, the discussion of West region performance in the years ended December 31, 2010 and December 31, 2011 on page 84 does not provide any insight into why the changes in performance detailed on that page occurred. There are multiple other portions of MD&A where you restate the financial information presented and provide no indication for what management considers to be the driving force behind the disclosed developments, such as the change in financial services gross margin on page 94 or the discussion of general and administrative expenses on page 95. Please refer to Section III.B.4 of SEC Release 33-8350.

29. Your MD&A contains extensive discussion of past performance with minimal corresponding disclosure on prospective developments and strategies. There are many portions of MD&A where you indicate that there are clear plans for the further development of your business, but you do not elaborate. For example, on page 70, the first paragraph indicates that the number of active selling communities in 2012 dropped year-on-year due to the timing of new community openings coming to market. Yet, you provide no indication of when these new community openings will occur, or the reasons for or management's rationale leading to opening on a given date. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K and revise your disclosure accordingly.

30. Please ensure that you include sufficient information to provide meaningful context to your disclosure. In the last sentence on page 75, for example, you state that "[t]he decline in adjusted home closings gross margin [in the West region] as a percentage of closing revenue and home closings gross margin as a percentage of closing revenue was driven primarily by the increase in the proportion of home closings in our Phoenix market in our total closings for the region." While one may be able to deduce that the driving causal force is relatively lower margins in Phoenix, this is not apparent from your current disclosure regarding the decline in home closings gross margin as a percentage of closing revenue. Please see Section III.B.2 of SEC Release 33-8350.

The Acquisition and Financing Transactions and Basis of Presentation, page 65

31. On page 66, you indicate that certain results for 2011 are presented to reflect the arithmetically combined historical results from the predecessor period from January 1, 2011 to July 12, 2011 and the successor period from July 13, 2011 to December 31, 2011. You also indicate that due to differences in accounting between the predecessor and successor periods, this presentation may yield results that are not directly comparable on a period to period basis. In order to provide investors with greater transparency regarding the effect the Acquisition had upon your results, please revise your MD&A to quantify the impact the Acquisition had upon each line item presented for the affected periods, where material.

Non-GAAP Measures, page 66

32. You indicate that references to the information or results of "unconsolidated joint ventures" refer to your proportionate share of unconsolidated joint ventures in Canada and are included as non-GAAP measures because they are accounted for under the equity method. Please revise your disclosures to provide a statement disclosing the reasons why the management believes that presentation of this non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations; and to the extent material, a statement disclosing the additional purposes, if any, for which the management uses the non-GAAP financial measure that are not disclosed. Refer to Item 10(e)(1)(i)(C) through (D).

Adjusted EBITDA, page 66

33. So that we may better understand how you use the non-GAAP measure Adjusted EBITDA, please address the following:

- On page 19, you have provided a reconciliation of net income (loss) to Adjusted EBITDA. We note that you have included severance and restructuring charges, royalties paid to parent and transaction-related expenses and indemnification loss in your reconciliation. Please tell us what consideration you gave to Item 10(e)(1)(ii)(A) in determining whether it was appropriate to exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from your non-GAAP liquidity measure; and

- You disclose that agreements governing your indebtedness contain covenants and other tests based on metrics similar to Adjusted EBITDA. Please disclose whether your definition of Adjusted EBITDA as described on page 66 is the same as the definition used by your lenders. If the definitions are not the same, please revise to disclose how the calculations differ.

Key Results, page 69

34. In the bullet pointed list on page 69, you make reference to pre-tax income and net income excluding transaction expenses, indemnification loss and early extinguishment of debt. These measures, as currently presented, represent non-GAAP financial measures. Please either provide the non-GAAP disclosures required by Item 10(e) of Regulation S-K or revise to remove your references to these measures. Please make similar revisions throughout your filing as considered necessary.

Financial Services, page 77

35. In order to provide investors greater transparency, please revise to quantify, where possible, changes in your closings volume and average loan amounts between periods.

General and Administrative Expenses, page 77

36. Please enhance the disclosure relating to the "certain one-time reversals of legal reserves" and your "diligent cost containment strategy as [you] actively pursue synergies within the business."

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 79

37. Please discuss in greater detail the repositioning of your land portfolio out of less desirable submarkets indicated below the table of Average Active Selling Communities on page 79, and referred to on pages 87 and 88. You refer to a similar program in the East region on page 91. Explain whether you have completed these repositionings, describe the communities you left and those you are entering, and explain how they are "more desirable." To the extent possible, please quantify the portion of your inventory that is affected by repositioning.

Overview of Capital Resources and Liquidity, page 95

Cash and Cash Equivalents, page 96

38. Since your foreign operations appear to be significant, please disclose the following:

- The amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of your most recent period presented;

- You would be required to accrue and pay taxes to repatriate these funds and you do not intend to repatriate them, if true; and

- Quantify the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity.

   Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Mortgage Company Loan Facilities, page 97

39. Please indicate when the Flagstar Facility will mature and the annual renewal process will begin. Please also disclose the interest coverage ratio referred to in the penultimate paragraph on page 98.

Loans Payable and Other Borrowings, page 99

40. Please elaborate upon the information provided in the first paragraph on this page. You state that you estimate approximately $30.0 million of the project-level debt is scheduled to be repaid in the next twelve months. Please provide more specific quantitative disclosure on the level of debt you are scheduled to discharge. Similarly, please provide an indication of what proportion of the $50.5 million in interest bearing loans are being charged interest at the various interest rates you allude to. Finally, explain why the disclosure in this section does not address the $791.3 million of long-term debt outstanding.

41. There appear to be discrepancies between the disclosure on page 96, which states in the first full paragraph that $20.5 million of cash was provided by operating activities for 2011, and page 99 which indicates that $20.5 million was provided by operating activities in the nine months ended September 30, 2011, and that net cash provided by operating activities amounted to $158.4 million in 2011. Please revise as appropriate.

Operating Cash Flow Activities, page 99

42. In your discussions of operating cash flows for all periods presented, you have listed the components that impacted your cash flows from operations. Please expand this disclosure to also discuss the underlying reasons for changes in these components, with specific discussions of working capital components such as receivables, prepaid expenses and other assets, real estate inventory, accounts payable and accrued liabilities. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Release 33-8350.

Investments in Land Development and Homebuilding Joint Ventures or Unconsolidated Entities, page 101

43. You state on page 102 that Monarch Corporation typically provides secured guarantees to your unconsolidated joint ventures. Please confirm that this is only for your Canadian joint ventures.

44. Please confirm that both your commitments under land purchase contracts and the value of the lot options indicated in the penultimate paragraph on page 102 were $283.5 million.

Amended and Restated Registration Rights Agreements, page 179

45. Please disclose whether there are any cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering the TMM partnership interests. Refer to FASB ASC 825-20-50-1.

Critical Accounting Policies, page 103

Real Estate Inventory, page 103

46. Please expand your critical accounting policy to provide additional insight regarding your impairment analysis under ASC 360 for each inventory category reflected on your consolidated balance sheets. Please consider revising your disclosure to address the following:

- Please disclose the number of communities tested for impairment during each period presented compared to the total number of communities which existed at the end of each period presented;

- Please clarify how you determine which communities should be tested for impairment as well as at what point in time they should be tested for impairment. You state that you perform your impairment analysis based on total inventory at the community level. You also indicate that cash flows are significantly impacted by various estimates of sales prices, construction costs, sales pace and other factors. However, it is not clear what events related to this information helps you to determine that an impairment exists. Please expand your discussion to state the types of events and circumstances that you believe indicate impairment. Please address how frequently you evaluate for these types of events and circumstances; and

- Please discuss the significant estimates and assumptions used to determine estimated future cash flows and fair value, including but not limited to projected home sales price, absorption rates, timing and amounts of estimated future cash flows, and discount rates. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well as whether certain estimates and assumptions are more subjective than others. Please also disclose when your projections assume an improvement in market conditions.

Quantitative and Qualitative Disclosures about Market Risk, page 108

47. Please provide the disclosure required by Item 305 of Regulation S-K. You provide no quantitative information regarding your exposure to market risk, as called for by Item 305(a), and only a very brief qualitative statement that you are exposed to fluctuations in interest rates, with little description of exposure management strategies, as called for by Item 305(b).

Business, page 114

48. In addition to your competitive strengths, please include a discussion of your competitive weaknesses. Refer to Item 101(c)(x) of Regulation S-K.

49. As indicated in our comment relating to the disclosure in the Prospectus Summary, please make sure that you provide clear support for all assertions of market data as well as your position in the market, in addition to more qualitative statements regarding your reputation or ties to various market actors, that is derived from a third-party source and is not otherwise premised upon management's belief. For example, you state in the second paragraph on page 115 that you are "among a select few of our public homebuilding peers to be profitable in both 2010 and 2011." Please indicate the basis for this statement. In addition, please advise us what consideration you gave to including private homebuilding companies among your comparators or expand your disclosure to include the private homebuilders. Similarly, please avoid statements, such as the statement in the third bullet point on 115 that you believe your generated revenue per employee is among the highest of your public homebuilding peers, without indicating the basis for this belief or providing the reader with a reasonable basis for judging the accuracy of this belief in light of available data. Also assess your disclosure in the third paragraph of page 116.

Information Technology, page 135

50. Please define the acronyms used in this paragraph.

Management, page 137

Director Independence, page 142

51. Please indicate why the identity of the independent directors is not disclosed, when the identity of all of the directors has already been discussed. See Item 407(a) of Regulation S-K. Similarly, on page 144, please disclose where the Senior Officers Code and the Code of Business Conduct are available.

Compensation Discussion and Analysis, page 145

52. Please disclose how Ms. Palmer's compensation was determined in the post-Acquisition period, and whether she negotiated any aspects of the compensation arrangement.

Certain Relationships and Related Party Transactions, page 179

53. Please provide the disclosure required by Item 404(b) regarding the procedures and policies for the review, approval or ratification of transactions with related persons.

<u>Taylor Morrison Home Corporation Audited Financial Statements</u>

<u>3. Stockholders Equity, page F-4</u>

54. You disclose that at November 15, 2012, 1,000 shares of Class A common stock, par value of $.01 per share, were issued for $10.00. However, your balance sheet indicates that the 1,000 shares were issued for $1,000. Please revise or advise.

<u>TMM Holdings Limited Partnership Audited Consolidated and Combined Financial Statements</u>

<u>2. Summary of Significant Accounting Policies, page F-12</u>

<u>Purchase Price Allocation and Related Acquisition Accounting, page F-13</u>

55. You indicate that you determined the fair value of inventory on a community-by-community basis primarily using a combination of market comparable land transactions, where available, and discounted cash flow models, though independent appraisals were also utilized in certain circumstances. Please address the following:

- For instances where more than one approach was used to determine the fair value of inventory in a community, please disclose how you weighted the results obtained from each approach to arrive at the community's fair value; and

- Disclose the types of circumstances under which you used appraisals to determine fair value.

<u>Property and Equipment, page F-21</u>

56. Please disclose whether or not a portion of your depreciation and amortization is included in the cost of home closings and cost of land closings. Refer to SAB 11:B.

<u>Insurance Costs and Self-Insurance Reserves, page F-21</u>

57. Please disclose the excess loss limits associated with each risk you are self-insured for, including but not limited to workers' compensation, automobile and general liability. Please also disclose the nature of each risk for which you do not have excess loss limits.

<u>15. Operating and Reporting Segments, page F-44</u>

58. Please define for us your ten homebuilding operating divisions. Please also provide us with your analysis demonstrating how you determined each of the ten homebuilding operating divisions you aggregated into three reporting regions had similar long-term economic characteristics. Your response should address how you considered differences in real estate market conditions in the areas where each operating division is located

when you determined that these divisions had sufficient long-term economic characteristics that would enable them to be aggregated for reporting purposes. For example, it seems that market conditions such average number of days on market, foreclosure and short sale trends, housing demand, and sale prices may be significantly different in Western Florida compared to Houston, Texas and that these differences could result in significantly different sales prices and profit margin in these areas. Please refer to ASC 280-10-50-11 as well as paragraphs ASC 280-10-55-7A through 55-7C.

59. Please enhance your disclosure to separately disclose the amount of revenues from external customers and long-lived assets attributed to your country of domicile as well as any individual foreign countries, to the extent they are material, for each period presented. Refer to ASC 280-10-50-41.

60. Please revise your segment tables on the top of page F-45 to separately disclose the amount of inventory, investments in unconsolidated entities, other assets and total assets allocated to the financial services segment as of the periods presented.

61. Please disclose the amount of goodwill allocated to each of your reportable segments. Please refer to ASC 350-20-50-1.

17. Commitment and Contingencies, page F-45

Legal Proceedings, page F-46

62. You indicate that you are involved in various other legal proceedings arising in the ordinary course of business. You disclose that the disposition of these matters will not have a material effect on our business or on our consolidated financial position or results of operations. Please also address the expected effect of these matters on your cash flows.

18. Mortgage Company Loan Facilities, page F-48

63. Please clarify how the Flagstar agreement had outstanding borrowings $2.7 million in excess of the limit available under the Flagstar agreement as of December 31, 2011.

19. Capital Structure, page F-48

64. Please provide more information regarding the characteristics of the J1, J2, and J3 Class Units, such as what differentiates the three classes. Please also provide greater information regarding the priority on distributions, including the aggregate return and IRR thresholds that would trigger payouts to Class M and Class J units.

65. We note your disclosure on page F-51 regarding the repurchase provisions contained within your Class M and Class J Units. Please tell us in detail how you have accounted

for these repurchase provisions both upon issuance of each type of Unit and on an ongoing basis. Please also tell us the accounting literature you relied upon to support your conclusion.

20. Earnings Per Unit, page F-52

66. Please tell us how you considered the impact, if any, that your Class M Units and Class J Units had upon the calculation of basic and diluted earnings per Unit during the periods presented. Please also tell us the accounting literature you relied upon to support your conclusion.

TMM Holdings Limited Partnership Unaudited Condensed Consolidated Financial Statements

General

67. Please address the above comments in your interim financial statements as well, as applicable.

Subsequent Events, page F-81

68. Please indicate the new expiration date for the Toronto Dominion Bank and HSBC Bank Canada lines of credit.

Exhibits and Financial Statement Schedules, page II-2

69. Please advise us as to what consideration you gave to including as material contracts the various financing arrangements detailed under the heading "Capital Resources" on page 96 in the exhibit list.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene at (202)551-3733 or Lisa Etheredge at (202)551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief